VISION GLOBAL SOLUTIONS INC.
                          ----------------------------
                           455 NOTRE DAME STREET EAST
                                MONTREAL, QUEBEC,
                                 CANADA H2Y 1C9


August 15, 2006

Securities and Exchange Commission

VIA EDGAR

                 RE:   VISION GLOBAL SOLUTIONS INC.
                       FORM 10-KSB FOR FISCAL YEAR ENDED MARCH 31, 2005 FILED JULY 19, 2005
                       FILE NO. 000-31104


Dir Sir/Madam:

In response to your letter of May 11, 2006:

Form 10-KSB for the Fiscal Year Ended March 31, 2005 Financial Statements Independent Auditor's Report

      1. We are reissuing prior comment number 1 as your response does not appear to address the appropriate issues. In this regard, we note that your response is substantially the same as your response to comment number 1 in our previous letter to you dated December 22, 2005.


RESPONSE:
---------

The financial statements, initially prepared by the Company's local account, were then provided to the Company's United States accountant, located in Florida. Substantially all of the preparation of the financial statements was performed by the Company's United States accountant. Upon completion of the financial statements by the Company's United States accountant, the Company's United States accountant presented the financial statements to Jewett Schwartz & Associates, the Certified Public Accountants registered with the Public Company Oversight Board of the Commission. The audit of the Company's financial statements was performed in accordance with the procedures required by professional standards established by the Public Company Oversight Board of the Commission and auditing standards generally accepted in the United States. These standards and qualifications do not vary from state to state and, accordingly, we believe that the audit satisfies the requirements of the Commission. Rule SX 2-01 requires that an accountant be licensed and in good standing under the laws of the place of the accountant's residence or principal office. The rule is silent as to whether or not the accountant's state or country of licensure must coincide with the location of the registrant's corporate offices or place where the registrant conducts its principal operations.

      Notes to Consolidated Financial Statements
      ------------------------------------------

      Note 1 -- Summary of Accounting Policies
      ----------------------------------------

      Revenue Recognition
      -------------------

      2. We have read your response to prior comment number 3. and note that your response is inconsistent with your prior correspondence which indicated that you sell multiple-element arrangements and account for these arrangements using the residual method. In addition, your most recent response letter appears to clearly indicate that your arrangements include multiple elements. Please explain to us why, in your response to this comment, you conclude that your arrangements do not include multiple elements. As part of your response, tell us how you considered the guidance in ATCPA Technical Practice Aid 5100.39.

Response:
---------

The Company's license agreement with clients is generally composed of several elements such as telephone customer support, basic training and consultation services. In considering the guidance in AICPA Technical Practice Aid 5,100.39, we can confidently declare that the elements composing the Company's license agreement are so closely related that they are in effect parts or elements of a simple arrangement. The contract and the elements included therein are all negotiated at the same time because all of these elements are closely interrelated or interdependent in terms of design, technology or function. This is the reason why we stated in our last response that the company does not have any multiple arrangements.

Please accept our apologies for having confused the reader in our response to prior comment #3 as the Company did not interpret "multi-element arrangements" in its proper context.

      3. We have read your response to prior comment number 4 and it remains unclear to us how you establish VSOE for PCS in your multi-year term-based licenses. In this regard, we note that your response indicates that your term license's range from 12 to 60 months and that the PCS is typically provided over the same period. This is inconsistent with the statement you make indicating that the PCS period does not exceed one year. Please address this inconsistency. As part of your response, please explain to us how you have considered bullet number one of TPA 5100.54.

Response:
---------

The Company's software license agreements typically include licensing of software and providing of post-contract customer support ("PCS") which includes post-contract technical support and unspecified product upgrades and updates. The software license term is generally 12 months. In 2 exceptional cases with 2 clients, we accorded them a 36 months term of payment for the software licenses only but they pay the PCS on an annual basis as all of our clients do. As a rule, the PCS term is the same as the license term.

For those licenses that are renewable annually, the Company applies TPA 5100.53 "Fair value of PCS in a Short-Term Time-Based License and Software Revenue Recognition", which was issued in May 2000 and effective July 1st, 2000. In accordance with TPA 5100.53 the Company is not able to objectively demonstrate VSOE of fair value for PCS, due to the short timeframe. Therefore, the Company recognizes the license fee and the PCS ratably over the PCS term, i.e., 12 months as provided in TPA 5100.53.

The Company does not have any PCS agreements over one year so AICPA Technical Practice Aid ("TPA") 5100.54, "Fair Value of PCS in a Multi-Year Time-Based License and Software Revenue Recognition". In those cases, the Company recognizes the license revenue pro-rata over the term of the related PCS. Due to the fact that the majority of the multi-year arrangements the Company has entered into so far have a PCS term greater than 50% of the original license term, there is not sufficient history for the remaining multi-year contracts to establish VSOE of fair-value based on a percentage of the license revenue. Consequently, the Company recognizes all revenue from multi-year arrangements pro-rata over the term of the related PCS.

The Company recognizes revenue using the residual method for all perpetual license agreements, when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered elements based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue related to the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met. If a period of acceptance is stipulated in the agreement, revenues are realized when the software is accepted by the customer or when the acceptance period expires



On behalf of the Company, we hereby affirm the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ Jean-Paul Ouellette

Jean-Paul Ouellette.